

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2024

Eyal Barad
Chief Executive Officer
CNBX Pharmaceuticals Inc.
#3 Bethesda Metro Center, Suite 700
Bethesda, MD 20814

> **Re: CNBX Pharmaceuticals Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2023**
> **Filed November 30, 2023**
> **File No. 000-52403**

Dear Eyal Barad:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2023

Management's Discussion and Analysis, page 50

1. Please confirm you will include a discussion of critical accounting estimates pursuant to Item 303(b)(3) of Regulation S-K in future filings.

Results of Operations, page 51

2. Please tell us and confirm you will provide in future filings a quantitative and qualitative discussion relating to the reasons for the significant increase in line items on the Statements of Operations. For example, clarify why there was a significant increase in revenue from the year ended August 31, 2022 to the year ended August 31, 2023 and why the convertible loan valuation expense was significantly higher in the year ended August 31, 2022 compared to the year ended August 31, 2023.

Item 9A. Controls and procedures
Management's Report on Internal Control over Financial Reporting, page 55

3.   Please amend your filing to include management's assessment of internal controls over financial reporting as of August 31, 2023.

Fair Value of Financial Instruments, page F-9

4.   Please clarify to us and confirm you will clarify in future filings the accounting treatment and basis thereof for the convertible loans. In this regard, please address the following:
   •   You state on page F-10 that the financial instrument liabilities are considered level 3 and the fair values of your financial instruments approximate their historical carrying amount. However, on page F-19 you disclose there was a loss from convertible loan valuation for the periods presented.
   •   If the conversion terms resulted in derivative accounting treatment under ASC 815, please clarify.
   •   If you are recording the convertible loans at fair value pursuant to ASC 820, please tell us why there does not appear to be any change in fair value in the three months ended November 30, 2023 based on the disclosure on page 29 of the 10-Q.
   •   You disclose on the Statements of Cash Flows that the $54,811 and $722,236 in the years ended August 31, 2023 and 2022 represent Interest on Convertible loan, which appears inconsistent with the disclosure in Note 11 on page F-19.

Notes to the Consolidated Financial Statements
Note 2- Summary of Significant Accounting Policies
Revenue recognition, page F-9

5.   You state on page 51 that revenue is from laboratory services. Please revise the note to disclose your revenue recognition for the laboratory services. Also, please tell us the nature of any revenue recognized from license agreements and why recognition over the period you are entitled to the respective payments is consistent with ASC 606.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Mary Mast at 202-551-3613 or Daniel Gordon at 202-551-3486 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences